Bridge Street Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	43,842
Investment in securities, at fair value		13,580
Accounts receivable		52,629
Prepaid expenses		181
Total Assets	$	110,232

Liabilities and Member's Equity		
Accounts payable	$	17,470
Due to member		4,296
Total Liabilities		21,766
Member's Equity		88,466
Total Liabilities and Member's Equity	$	110,232

See accompanying notes.